EXHIBIT 99.2

Press Release

Combined Shareholders’ Meeting of June 1st, 2018

Approval of resolutions proposed by the Board of Directors

Patrick Pouyanné reappointed as Chairman and CEO

Paris, June 1st, 2018 – The Annual Shareholders’ Meeting of Total S.A. was held on June 1, 2018, under the chairmanship of Patrick Pouyanné. The Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	Approval of the 2017 financial statements and the payment of a dividend of €2.48 per share, a 1.2% increase compared to the previous year;

•	The option for shareholders to receive the final 2017 dividend of 0.62€/share and any 2018 interim dividends in cash or in new shares of the Company;

•	Renewal of the terms as Directors of Mrs. Anne-Marie Idrac, Mr. Patrick Pouyanné and Mr. Patrick Artus, for a three-year period;

•	Approval of the elements of compensation due or granted to the Chairman and Chief Executive Officer for year 2017;

•	Approval of the principles and criteria for the determination of the compensation granted to the Chairman and Chief Executive Officer for year 2018.

•	Various delegations of authority and financial authorizations granted to the Board of Directors

The full results of the votes and the presentations made to the shareholders will be available on Total’s corporate website total.com in the coming days.

Patrick Pouyanné, Chairman and CEO, highlighted the strength of the Group’s financial results, which demonstrates the quality of the strategic and industrial choices made since 2015. He also reviewed the implementation of the Group’s strategy, the environmental and social responsibility policy, and the shareholder return policy.

The Board of Directors met after the Shareholders’ Meeting and unanimously decided to reappoint Mr. Patrick Pouyanné as Chairman and Chief Executive Officer for the duration of his term as Director.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

EXHIBIT 99.2

Press Release

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Total contacts

Media Relations: +33 1 47 44 46 99  |  presse@total.com  |  @TotalPress

Investor Relations: +44 (0)207 719 7962  |  ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.